EXHIBIT H-1


                             PROPOSED FORM OF NOTICE


West Penn Power Company, et al. (70-_____)
_______________________________

        West Penn Power Company ("West Penn"), a public utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and West Penn Funding Corporation, a subsidiary of West Penn, have filed an Application/Declaration under Sections 6(a), 7, 12(b), and 12(f) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 54, 90 and 91 under the Act, to engage in the following transactions from time to time, as applicable, through December 31, 2010: (i) to form a new domestic subsidiary corporation ("WP Funding");1 (ii) to transfer intangible transition property and the associated intangible transition charges revenue stream (both as defined and discussed below), to WP Funding in exchange for shares of its stock; (iii) for WP Funding to acquire all of the limited liability interests in a new wholly owned limited liability company ("WPF LLC");2 (iv) for WP Funding to transfer the intangible transition property and the associated intangible transition charges revenue stream to WPF LLC in exchange for the net proceeds from the sale of transition bonds ("Transition Bonds"); (v) for WP Funding to loan the net proceeds from the sale of the Transition Bonds to West Penn; (vi) for West Penn to issue a note of up to $115 million to WP Funding; and (vii) for WPF LLC to issue new Transition Bonds (the "New Transition Bonds") to investors, with a final maturity no later than December 31, 2010. To the extent not otherwise


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1       As described in the Application/Declaration, West Penn will consummate the proposed issuance of Transition Bonds either through this new subsidiary corporation or through its existing subsidiary, West Penn Funding Corporation. For simplicity, however, the new subsidiary and West Penn Funding Corporation are referred to jointly as "WP Funding" and all requested authorizations for WP Funding refer equally to the newly-formed corporation or West Penn Funding Corporation unless otherwise specifically noted.

2 To the extent the proposed issuance of Transition Bonds is accomplished through West Penn Funding Corporation, and not the newly-formed subsidiary corporation, the Transitions Bonds might be issued by West Penn Funding LLC, an existing subsidiary limited liability company wholly-owned by West Penn Funding Corporation rather than a newly-formed limited liability company. Again, for simplicity the new limited liability company (whether a subsidiary of West Penn Funding Corporation or a newly-formed subsidiary of West Penn) and West Penn Funding LLC are referred to jointly as "WPF LLC" and all requested authorizations for WPF LLC are meant to refer equally to the newly-formed limited liability company or West Penn Funding LLC unless otherwise specifically noted.


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authorized, West Penn also request authority to pay dividends out of capital and unearned surplus in an amount of the loan to West Penn, not to exceed $115 million, in order to comply with the terms of an intercreditor agreement between Allegheny, Allegheny Energy Supply Company, LLC ("AE Supply"), and their respective lenders.

        West Penn has previously received authorization to engage in transactions similar to those for which authority is now requested, including the issuance of up to $600 million in Transition Bonds in connection with the restructuring of electric utility operations in Pennsylvania. See West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19, 1999). West Penn now proposes to issue the New Transition Bonds in order to facilitate its financing and timely recovery of those portions of its previously-approved stranded costs that are not recoverable on a timely basis due to the operation of West Penn's generation rate cap. The issuance of the New Transition Bonds is subject to the approval of the Pennsylvania Public Utility Commission ("PUC"), which authorization is currently pending.









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